

Mail Stop 3561

September 18, 2017

Brad Domitrovitsch
Chief Executive Officer
American Energy Partners, Inc.
PO Box 443
Allentown, PA 18105

       Re: American Energy Partners, Inc.
             Offering Statement on Form 1-A
             Filed August 28, 2017
             File No. 024-10733

Dear Mr. Domitrovitsch:

      We have reviewed your offering statement and do not have any comments.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

                              Sincerely,

                              /s/ Mara L. Ransom

                              Mara L. Ransom
                              Assistant Director
                              Office of Consumer Products

cc: John Lux, Esq.